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NEWS RELEASE

NEXFOR REPORTS RECORD QUARTERLY EARNINGS

Note: Financial references in US dollars unless otherwise noted.

        Toronto, Ontario, October 24, 2003: (NF)    Nexfor Inc. announced today that earnings for the third quarter were the highest in the Company's history, excluding non-recurring items.

        Earnings of $54 million or $0.37 per common share in the third quarter of 2003 were up sharply from $4 million or $0.02 per share in the corresponding period in 2002. The dramatic improvement was driven by surging Oriented Strand Board (OSB) prices in North America that reached record levels, 30% above the previous peak. With order files approaching two months at the beginning of July, the full impact of the rising prices during the third quarter will accrue to Nexfor in the fourth quarter.

        Third quarter earnings in 2003 include a $2 million restructuring charge ($0.02 per share) related to the productivity improvement plan underway at the Eastern Paper operations in New Brunswick and Maine.

        "Nexfor's outstanding quarterly financial performance is directly due to our OSB growth strategy and our ability to respond to the unprecedented market conditions we experienced in the third quarter," said Dominic Gammiero, Nexfor's President and CEO. "We expect to benefit further from our strong position in the OSB business in the fourth quarter. We plan to continue to grow our North American and European market share, and pursue further margin improvements that have already put our mills among the most efficient in the industry."

3rd Quarter 2003 Highlights

  •
  Generated free cash flow of $63 million or $0.43 per share.

  •
  Earned 28% annualized return on common equity in Q3.

  •
  Improved net debt to total capitalization ratio to 40% from 45% at end of Q2.

  •
  Increased EBITDA 114% over previous quarter.

  •
  Agreed to sell Quebec sawmills for a pre-tax gain of $19 million in the 4th quarter.

  •
  Began implementing a major productivity improvement program at Edmundston-Madawaska.

  •
  Achieved margin improvements of $28 million YTD relative to 2002.

  •
  Achieved record quarterly production at 3 OSB mills.

  •
  Improved safety performance by 22%.

  •
  Stock price reached 6-year high at $10.22.

Nexfor Inc. Suite 500 1 Toronto Street Toronto, Ontario M5C 2W4	Telephone Number: (416) 643-8820 Fax (416) 643-8827 www.nexfor.com

        For the first nine months of 2003, earnings were $55 million or $0.37 per common share compared to $19 million or $0.11 per share in the corresponding period in 2002. The 2003 results include a $16 million restructuring charge. Excluding the charge, 2003 earnings were $71 million or $0.48 per share.

        In the third quarter of 2003, free cash flow generated amounted to $63 million or $0.43 per share. Net debt was reduced $65 million to $642 million, representing 40% of total capitalization.

        Weak markets for paper continue to adversely impact the financial results. Oversupply remains an issue for most product grades. Nexfor intends to take maintenance and market-related downtime at its pulp and paper operations in the fourth quarter, totaling about 16,000 tons, or 6% of capacity.

        North Central benchmark OSB prices increased every week during the third quarter, hitting historic highs of $465 per Msf (7/16-inch basis) in late September, $110 higher than the previous record set in July 1999. The benchmark prices averaged $381 in the third quarter of 2003, up 77% from the second quarter of 2003 and 138% ahead of the third quarter of 2002. Strong building activity and low inventories in the distribution pipeline were the main factors responsible for the pricing boom. Principally due to the lag effect from order files, Nexfor's realized OSB price in the third quarter of 2003 was $320, 84% of the North Central price. Average realized OSB prices will be higher in the final quarter due to the impact of orders booked in the third quarter.

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Net sales	534	439	362	1,365	1,053
EBITDA (1)	126	59	39	218	109
Depreciation	32	30	31	92	88
Earnings (2)	56	14	4	71	19
Capital investments	12	11	9	30	23
(1)
EBITDA in Q3 2003 and Q2 2003 exclude restructuring charge of $3 million and $21 million respectively.
(2)
Earnings in Q3 2003 and Q2 2003 exclude after-tax restructuring charge of $2 million and $14 million respectively.

Dividend Declaration

        The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on December 21, 2003 to shareholders of record on December 1, 2003. Common shareholders may participate in Nexfor's Dividend Reinvestment Plan.

Nexfor Profile

        Nexfor Inc. is a major producer of wood-based panels and specialty papers, with operations in Canada, the United States and the United Kingdom. The Company is publicly traded on The Toronto Stock Exchange under the stock symbol: NF. Additional information on Nexfor is available on the Company's website at www.nexfor.com.

Conference Call

        Nexfor will hold a conference call for investors on Friday October 24, 2003 at 2:00 p.m. ET. An audio-only webcast of the call will be available on both www.nexfor.com and www.newswire.ca. A replay of the call will be available from October 24 at 4.00 p.m. ET through November 24 by calling 1-800-408-3053 and entering the access code 1484750. Audio playback will be available on the Nexfor website.

For more information, please contact:

Charles Gordon
Vice President
Corporate Affairs
(416) 643-8836
gordonc@nexfor.com

Management's Discussion and Analysis

        EBITDA, EBITDA margin, operating earnings, ROCE, net debt and free cash flow are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

Operating Results

        Net sales of $534 million in the third quarter of 2003 were $172 million or 48% higher than the third quarter of 2002. Panels sales accounted for $126 million of the increase, primarily due to higher OSB prices. The paper and pulp complex at Berlin-Gorham, acquired May 31, 2002, contributed $43 million to the quarterly sales increase.

        Net sales for the first nine months of 2003, at nearly $1.4 billion, were only $61 million shy of the net sales posted during all 12 months of 2002. Higher panel prices plus strategic acquisitions were largely responsible for the sales increase. In addition to the Berlin-Gorham acquisition, three OSB mills were purchased in April 2002.

        Operating earnings, excluding restructuring charge, were $94 million in the third quarter of 2003, up $65 million from the immediately preceding quarter. Panels contributed $107 million of the total, offsetting an $11 million operating loss in the Paper segment. Markets for many paper products continue to be very sluggish.

        Depreciation expense of $32 million in the third quarter of 2003 was up $1 million from the same period in 2002. Year-to-date depreciation at $92 million in 2003 was $4 million higher than 2002 due to acquisitions. Largely on the strength of OSB prices, EBITDA, excluding restructuring charge, jumped 114% to $126 million in the third quarter of 2003 from $59 million in the second quarter. Panels accounted for all $126 million of EBITDA.

        Pre-tax cash return on capital employed (ROCE) averaged 32% in the third quarter of 2003, excluding the restructuring charge, compared to 15% in the immediately preceding three-month period.

        Excluding the restructuring charge, return on common equity (ROE) averaged 28% in the third quarter of 2003 compared to 7% in the second quarter of 2003. Year-to-date ROE averaged 11% compared to 3% for the prior year.

Liquidity and Capital Resources

        In the third quarter of 2003, cash from operations, before non-cash working capital changes, totaled $119 million compared to $33 million in the second quarter of 2003 and $23 million in the third quarter of 2002. The higher cash flow corresponds to the increase in EBITDA. Increases in non-cash working capital consumed $44 million in the third quarter of 2003. Higher OSB prices accounted for $25 million of the increment due to an increase in accounts receivable.

        Capital investments were $12 million in the three-month period ending September 27, 2003, up $1 million from the preceding quarter. Cash dividends of $6 million were $1 million lower than the second quarter. In the third quarter of 2003, 651,000 shares were issued under the Dividend Reinvestment Plan (DRIP). A total of 2.2 million shares have been issued in 2003 under the DRIP. Common shares outstanding at September 27, 2003 totaled 147.2 million. Brascan Corporation owns 43.4% of Nexfor's common shares.

        Nexfor met its objective of reducing its debt to total capitalization ratio during the quarter to within its 25-40% target range. Net debt stood at $642 million at September 27, 2003, representing 40% of total capital employed, down from 47% at March 29, 2003 and 45% at June 28, 2003. The Company's debt ratio had risen above 40% in 2002 following the acquisition of three OSB mills in the US South. Strong OSB performance and completion of the sale of the Quebec sawmills is expected to reduce net debt to total capitalization further during the fourth quarter.

        The $150 million 7.5% debentures issued in 1993 matured July 15, 2003. The maturity was funded by a combination of cash on hand and drawings on bank credit facilities.

        The effective rate on Nexfor's debt-related obligations, including the impact of interest rate swaps, was 4.13% at September 27, 2003. Undrawn committed bank lines at the quarter-end were $145 million and cash balances totaled $84 million. In addition, $49 million of marketable debentures were held.

Capital Investments

        Additions to property, plant and equipment totaled $12 million in the third quarter of 2003 or 38% of depreciation. For the nine months of 2003, capital investments were $30 million, up $7 million from the same period in 2002.

        Investments to date in 2003 include $6 million to replace the wood processing system at the Jefferson, Texas OSB mill. This $12 million project, scheduled for completion in December, will realize savings in increased wood recovery, lower resin and wax usage, and lower maintenance requirements. About 18 days of downtime in late November will be required to complete the project.

        For the full year 2003, Nexfor's capital requirements are expected to total approximately $55 million, with sustaining capital accounting for about 50% of the total.

Margin Improvements

        The Margin Improvement Program (MIP) – now in its seventh year – delivered $28 million in the first nine months of 2003 relative to 2002 measured at constant prices and exchange rates. Approximately 75% of the 2003 MIP is attributed to mix and volume and 25% to cost reductions. Benefits of $34 million were projected for all of 2003.

Restructuring Charge

        The productivity improvement plan announced in April, at the integrated Edmundston-Madawaska pulp and paper complex will reduce the workforce by 20%. The program is proceeding as planned. In the second quarter of 2003, a charge of $21 million ($14 million after-tax) was recorded consisting of severance, early retirement, consulting and training costs of $16 million and non-cash pension related charges of $5 million. In the third quarter of 2003, a further $3 million ($2 million after-tax) charge for consulting, training and pension was recorded. Additional costs of approximately $1 million will be expensed in the fourth quarter of 2003 raising the total charge to $25 million ($16 million after-tax).

        The restructuring will result in annual savings of about $21 million. Savings to-date amount to $2 million. Work-hours per ton of paper produced have already improved by 17% in the third quarter from 2002 levels. The plan is expected to achieve a 21% improvement in work-hours per ton by 2004.

Discontinued Operations – Quebec Sawmills Sale

        On August 21, Nexfor announced an agreement to sell its two Quebec sawmills at La Sarre and Senneterre to Tembec Inc. for approximately $37 million (CAD $50 million) plus working capital. The sale was consistent with the Company's strategy and previously announced intention to divest non-strategic assets and reduce debt.

        The agreement is subject to customary closing conditions and is expected to be finalized in the fourth quarter of 2003. The pre-tax gain on the sale is projected to be $19 million.

        The two sawmills have been classified as discontinued operations and the financial statements have been restated to that effect. The sawmills generated net sales of $35 million and an operating loss of $2 million (EBITDA break-even) for the first nine months of 2003 compared to net sales of $44 million and operating earnings of $11 million (EBITDA $13 million) in the comparable period in 2002. The results include the impact of duties paid on softwood lumber shipped to the U.S. totaling $4 million in 2003 and nil in 2002. The 2002 impact reflects $2 million of duties paid, offset by a $2 million reversal of duties accrued in 2001.

Defined Benefit Pension Plans

        Nexfor's measurement date for its pension plans is September 30. The discount rate used to calculate Nexfor's accrued benefit obligations in 2003 is 6.0%, a decrease from the 6.50% – 6.75% rates used last year. Nexfor estimates that increases in its accrued benefit obligation as a result of lower discount rates and the weakening U.S. dollar will only be partly offset by the impact of strong returns on the plan assets. Nexfor anticipates 2004 net pension expense will be in line with 2003, excluding the $11 million in one-time charges related to the productivity improvement plan at the Edmundston-Madawaska operations. Nexfor anticipates 2004 employer contributions will be higher than 2003, primarily as a result of plans to fully fund the $7 million early retirement window offered to employees as part of the Edmundston-Madawaska restructuring. Significant changes in assumptions driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, business transactions, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect Nexfor's future plan assets, accrued benefit obligations, pension expense, and pension contributions.

Business Segments

        At September 27, 2003, the division of segmented assets was: Panels 55%, Paper 36%, Lumber 6% and Timber 3%.

Panels

        The Panels segment comprises 10 OSB mills, 2 MDF (medium density fibreboard) plants, 2 particleboard plants, 1 specialty plywood mill, 2 laminating operations, and a furniture plant. The operations are located in Canada, the United States and the United Kingdom. Panels accounted for 51% of Nexfor's total net sales in the first 9 months of 2003 compared to 46% in the same period of 2002.

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Net sales	298	217	172	704	484
EBITDA	126	58	27	215	71
Depreciation	19	18	19	54	50
Capital investments	6	6	4	16	8

        EBITDA for Panels increased 117% over the second quarter of 2003 to $126 million. EBITDA margins averaged 42%, sharply higher than the 16% generated in the third quarter of 2002. North American OSB operations were the prime driver of the growth, contributing $119 million of the third quarter EBITDA. Year-to-date, the nine North American OSB mills generated $188 million or 87% of the Panel segment's total EBITDA.

        The North American structural panel industry produced a record 10.5 billion square feet (3/8-inch basis) in the third quarter of 2003 driven by a record OSB output of 6.1 billion feet. Year-to-date September, total production declined 1% from 2002 levels with OSB up 1% and plywood down 4%. OSB accounted for 57.5% of the total North American structural panel production in the first nine months of 2003 compared to 56.2% in 2002.

        Nexfor's OSB mill in Minnesota established a quarterly production record. The Greenfield Alabama and South Carolina OSB mills both recorded their highest quarterly output, continuing to ramp up to full production levels.

        North Central benchmark prices rose from $303 per Msf (7/16-inch basis) at the end of June to a record high of $465 at month-end September as buyers scrambled to replenish thin inventories. Current prices remain in the $465 range. For the third quarter of 2003, the average North Central price was $381 per Msf (7/16-inch basis), up 77% from the second quarter and 138% ahead of the third quarter of 2002. Year-to-date prices have averaged $257, 60% higher than 2002.

        Principally due to the lag effect from order files, the full impact of the rising prices was not realized in the third quarter results. Nexfor's realized OSB price of $320 was 84% of the North Central price. At the beginning of October, order files in place amount to 97% of the expected fourth quarter production.

        Despite a rise in mortgage rates, U.S. housing starts continued at a brisk pace. Starts averaged a seasonally adjusted rate (SAAR) of 1.87 million units in the third quarter of 2003, up 7% from the second quarter of 2003 and the highest quarterly average since 1986. Actual starts through the first nine months of 2003 totaled 1.37 million units, a 5% increase over the same period of 2002. Single-family starts of 1.12 million units year-to-date, up 8% from 2002 continue to provide the foundation for the strong construction activity.

Lumber

        The Lumber segment, excluding the discontinued operations, includes 4 sawmills – 2 in New Brunswick, 2 in Maine – and an I-joist facility in New Brunswick. Lumber accounted for 7% of Nexfor's net sales in the first 9 months of 2003 versus 10% in the comparable period of 2002.

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Net sales	36	33	34	97	109
EBITDA	(1)	(3)	1	(8)	11
Depreciation	3	2	2	7	7
Capital investments	1	1	–	2	1

        EBITDA for Lumber was negative $1 million in the third quarter of 2003, representing a $2 million improvement over the second quarter and $3 million better than the first quarter. Higher prices favourably impacted the results. Lumber shipments were 105 MMfbm in the third quarter, down 2 MMfbm from the second quarter and 5 MMfbm higher than the first quarter.

        Lumber prices (Eastern Boston SPF 2 × 4) averaged $360 per Mfbm in the third quarter of 2003, up 25% from the second quarter of 2003 and 15% ahead of the third quarter of 2002. The higher prices were driven by strong demand, with housing starts well above typical seasonal peaks, and supply disruptions. Low lumber prices for the first five months of 2003 resulted in extensive mill closures and downtime and widespread forest fires reduced production in B.C. in August. Lumber hit a high of $435 in September, but fell back sharply to the $350 range within three weeks.

        Lumber markets continue to be negatively impacted by excess supply despite strong housing demand.

        Duties paid on softwood lumber shipped to the U.S. from the two New Brunswick based sawmills totaled $3 million year-to-date 2003. In the first nine months of 2002, the net impact was $1 million – $2 million paid less a $1 million reversal of duties accrued in 2001. Duties were only collected in 2002 from May 22 onward.

        Demand for I-joist stayed strong throughout the quarter, but results were affected by the rising cost of OSB.

Timber

        The Timber segment includes freehold lands in Maine (97,000 hectares) and New Brunswick (310,000 hectares) and Crown licenses in New Brunswick. Approximately 50% of the segment's sales are directed to third parties, the remainder is consumed internally. Timber accounted for 2% of Nexfor's net sales in the first 9 months of both 2002 and 2003.

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Net sales	20	9	18	49	47
EBITDA	2	1	1	7	6
Depreciation	–	–	–	1	1
Capital investments	2	1	1	3	2

        Logging activity is seasonal, the first and fourth quarters traditionally being the most profitable. Results for 2003 are on track with the prior year.

        All fibre requirements for Nexfor's U.S. and U.K. panel operations are purchased on the open market.

Paper

        The Paper segment comprises 17 paper machines at four locations and 2 market pulp facilities. Products include fine paper, groundwood paper, paperboard, towel and hardwood pulp. Paper accounted for 40% of Nexfor's net sales in the first 9 months of 2003 compared to 42% in the corresponding period in 2002.

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Net sales	193	186	148	546	438
EBITDA (1)	(1)	3	10	4	21
Depreciation	10	10	10	30	30
Capital investments	3	3	4	9	12
(1)
EBITDA in Q3 2003 and Q2 2003 exclude restructuring charge of $3 million and $21 million respectively.

        Nexfor's Paper operations recorded negative EBITDA of $1 million in the quarter, excluding the restructuring charge. Results were marginally lower than the first two quarters of 2003 but significantly below year ago levels. Oversupply continues to affect most grades of paper, particularly fine papers. Nexfor's paper capacity is approximately 66% fine papers, 23% groundwood papers, 7% paperboard and 4% towel.

        All 17 paper machines operated throughout the third quarter. Market-related downtime will be taken in the fourth quarter to keep inventories in line with demand.

        Benefits are accruing from the productivity improvement plan at the Edmundston-Madawaska complex. Savings to-date amount to $2 million. In the third quarter of 2003, work-hours per ton of paper produced declined 17% from 2002 levels. About 50% of the planned workforce reduction has been implemented to-date.

        Fine papers account for about 45% of the total North American demand for printing and writing papers. North American industry statistics through August report a 2% decrease in demand year-over-year for fine paper and an operating rate of 90% compared to 92% in 2002. Coated groundwood experienced a 7% increase in demand, but an operating rate of only 90% reflecting a high level of imports.

        Average prices realized for Nexfor's groundwood grades increased 6% from the second quarter. Seasonal demand for catalogs should maintain strength into the fourth quarter. A price increase of $40 per ton effective October 1 for coated grades met with partial success.

        Commodity grades of uncoated fine paper continued to erode. Reported prices for 50 lb. offset rolls averaged $605 in the third quarter of 2003, a 4 1/2 year low. Average prices were off 6% from the second quarter of 2003 and 7% from the third quarter of 2002.

        The pulp mill at Berlin, New Hampshire started up in early April following an 18-month shut. Production of slush pulp, delivered to the nearby paper machines at Gorham, averaged 659 tons per day in the third quarter compared to 617 tons per day in the second quarter. Dried bale pulp produced for external sale, averaged 368 tons per day in the third quarter, up 6% from the second quarter.

        Production at the hardwood pulp mill at Thurso, Quebec averaged a record 713 tonnes per day, 8% higher than the second quarter and 2% above the previous quarterly record set three years ago. The mill at Thurso will take its annual one-week maintenance shutdown in October.

        Hardwood pulp list prices declined $30 per tonne July 1 to $530 in the face of softening paper demand and rising producer inventories. Norscan producer inventories – 1.466 million tonnes at the end of March – rose by 246,000 tonnes in the second quarter but declined 29,000 tonnes in the third quarter. Inventories fell 151,000 tonnes in September driven by strong shipments to Asia and seasonal maintenance downtime. A $15 per tonne price hike was implemented October 1.

        The foregoing contains a review of developments that impacted on Nexfor's performance during the third quarter of 2003. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

        EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Nexfor may not be comparable to similar titled measures reported by other companies. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Nexfor interprets EBITDA trends as an indicator of relative operating performance.

        EBITDA margin (%) is EBITDA as a percentage of net sales.

        Operating earnings is earnings from continuing operations before interest and taxes.

        ROCE (return on capital employed) is annualized EBITDA divided by the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets (excluding a $49 million convertible debenture investment).

        Net debt is long-term debt including the current portion and bank advances less cash and short-term notes, and less a $49 million convertible debenture investment included in other assets.

        Free cash flow is defined as cash provided by operations plus the net change in non-cash working capital balances less total capital investments (additions to property, plant and equipment).

EBITDA

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Earnings	$54	$–	$4	$55	$19
Less: Earnings from discontinued operations	–	2	–	2	(7)
Add: Interest expense	10	10	11	29	27
Less: Interest and other income	–	(2)	(1)	(3)	(4)
Add: Income tax	27	(2)	(6)	19	(14)
Add: Depreciation	32	30	31	92	88

EBITDA	123	38	39	194	109
Restructuring charge	3	21	–	24	–

EBITDA excluding restructuring charge	$126	$59	$39	$218	$109

Operating earnings

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Earnings	$54	$–	$4	$55	$19
Less: Earnings from discontinued operations	–	2	–	2	(7)
Add: Interest expense	10	10	11	29	27
Less: Interest and other income	–	(2)	(1)	(3)	(4)
Add: Income tax	27	(2)	(6)	19	(14)

Operating earnings	91	8	8	102	21
Restructuring charge	3	21	–	24	–

Operating earnings excluding restructuring charge	$94	$29	$8	$126	$21

Capital employed

(In millions of US dollars)	Sep 27 2003	Jun 28 2003	Dec 31 2002
Property, plant and equipment	$1,358	$1,375	$1,422
Accounts receivable	271	226	174
Inventory	187	182	171
Accounts payable and accrued liabilities	(286)	(281)	(260)
Other assets	85	91	80
Convertible debenture (1)	(49)	(49)	(49)

Capital employed (2)	$1,566	$1,544	$1,538

(1)
included in other assets
(2)
excludes assets of discontinued operations

Net debt

(In millions of US dollars)	Sep 27 2003	Jun 28 2003	Dec 31 2002
Long-term debt	$773	$658	$659
Current portion of long-term debt	2	153	153
Bank advances	–	–	1
Cash and short-term notes	(84)	(55)	(67)
Convertible debenture (3)	(49)	(49)	(49)

Net debt	$642	$707	$697

(3)
included in other assets

Free cash flow

(In millions of US dollars)	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002	9 Months 2003	9 Months 2002
Cash provided by operations	$119	$33	$23	$170	$80
Net change in non-cash working capital	(44)	1	4	(98)	4
Capital investments	(12)	(11)	(9)	(30)	(23)

Free cash flow	$63	$23	$18	$42	$61

NEXFOR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)
	Three Months Ended		Nine Months Ended
(In millions of US dollars, except per share information)	Sep 27 2003	Sep 28 2002	Sep 27 2003	Sep 28 2002
Earnings
Net sales	$534	$362	$1,365	$1,053

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge:
Panels	126	27	215	71
Lumber	(1)	1	(8)	11
Timber	2	1	7	6
Paper	(1)	10	4	21

	126	39	218	109
Restructuring charge (note 8)	(3)	–	(24)	–
Interest and other income	–	1	3	4
Interest expense	(10)	(11)	(29)	(27)

Earnings from continuing operations before depreciation and taxes	113	29	168	86
Depreciation	(32)	(31)	(92)	(88)
Income tax (note 2)	(27)	6	(19)	14

Earnings from continuing operations	54	4	57	12
Earnings from discontinued operations (note 9)	–	–	(2)	7

Earnings	$54	$4	$55	$19

Earnings from continuing operations per common share
– Basic	$0.37	$0.02	$0.38	$0.06
– Diluted	$0.37	$0.02	$0.38	$0.06
Earnings per common share
– Basic	$0.37	$0.02	$0.37	$0.11
– Diluted	$0.37	$0.02	$0.37	$0.11

Retained Earnings
Balance, beginning of period	$149	$189	$169	$194
Earnings	55	4	56	19
Preferred share dividends	(1)	–	(2)	(2)
Common share dividends	(11)	(9)	(31)	(27)

Balance, end of period	$192	$184	$192	$184

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)
(In millions of US dollars)	Sep 27 2003	Dec 31 2002
ASSETS
Current assets:
Cash and short-term notes	$84	$67
Accounts receivable	271	174
Inventory	187	171
Assets of discontinued operations (note 9)	21	18
Future income taxes	16	13

	579	443
Property, plant and equipment
Panels	805	839
Lumber	65	82
Timber	53	52
Paper	435	449
Other assets	85	80
Assets of discontinued operations (note 9)	16	17
Future income taxes	–	7

	$2,038	$1,969

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank advances	$–	$1
Accounts payable and accrued liabilities	286	260
Liabilities of discontinued operations (note 9)	9	4
Current portion of long-term debt	2	153

	297	418
Long-term debt	773	659
Other liabilities	104	80
Future income taxes	34	12
Shareholders' equity	830	800

	$2,038	$1,969

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
	Three Months Ended		Nine Months Ended
(In millions of US dollars)	Sep 27 2003	Sep 28 2002	Sep 27 2003	Sep 28 2002
CASH PROVIDED BY (USED FOR):
Operating Activities
Earnings from continuing operations	$54	$4	$57	$12
Items not affecting cash:
Depreciation	32	31	92	88
Future income taxes (note 2)	25	(8)	14	(18)
Other items	8	(4)	7	(2)

Cash provided by operations	119	23	170	80
Net change in non-cash working capital balances	(44)	4	(98)	4

	75	27	72	84

Investment Activities
Capital investments
Panels	(6)	(4)	(16)	(8)
Lumber	(1)	–	(2)	(1)
Timber	(2)	(1)	(3)	(2)
Paper	(3)	(4)	(9)	(12)
Acquisitions and other	5	(23)	6	(287)

	(7)	(32)	(24)	(310)

Financing Activities
Repayment of 7.5% debentures	(150)	–	(150)	–
Issue of 7.25% debentures	–	250	–	250
Other debt incurred, (repaid) net	114	(319)	112	(103)
Dividends	(6)	(5)	(19)	(16)
Realized interest rate swap gain (note 6)	–	25	23	28
Issue of common shares	2	–	2	–
Foreign exchange due to change in accounting policy (note 1)	–	(10)	–	(10)

	(40)	(59)	(32)	149

Increase (decrease) in cash and short-term notes from continuing operations	28	(64)	16	(77)
Increase (decrease) in cash from discontinued operations	1	–	1	5

Increase (decrease) in cash and short-term notes	$29	$(64)	$17	$(72)

(See accompanying notes)

NEXFOR INC.
SHIPMENTS

(unaudited)
	Three Months Ended		Nine Months Ended
	Sep 27 2003	Sep 28 2002	Sep 27 2003	Sep 28 2002
Panels
OSB (MMsf-1/16")	5,161	4,999	14,958	13,132
MDF (MMsf-1/16")	894	796	2,472	2,454
Particleboard (MMsf-1/16")	862	793	2,768	2,531
Plywood (MMsf-1/16")	109	114	350	366
Lumber
Lumber (MMfbm)	105	109	312	329
I-joist (MMlf)	11	7	29	24
Timber
Timber (000's m3 )	788	726	1,761	1,803
Paper
Fine paper (k tonnes)	120	99	339	266
Groundwood paper (k tonnes)	41	43	126	133
Paperboard (k tonnes)	13	12	40	38
Towel (k tonnes)	8	8	22	9
Pulp (k tonnes)	99	60	236	177
Discontinued Operations (note 9)
Lumber (MMfbm)	64	60	182	178

(See accompanying notes)

NEXFOR INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, unless otherwise noted)

Note 1 – Basis of Presentation

        These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited financial statements. These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended December 31, 2002.

        During the fourth quarter of 2002, the US dollar became the functional currency of Nexfor's Canadian operations and Nexfor adopted the US dollar as its reporting currency. As a result, the 2002 comparative figures previously disclosed have been converted to the US dollar using the exchange rate of CAD $1.00 = US $0.6380.

Note 2 – Income Taxes

        Interim income tax expense (recovery) from continuing operations is calculated based on expected annual effective tax rates.

	Three Months Ended		Nine Months Ended
	Sep 27 2003	Sep 28 2002	Sep 27 2003	Sep 28 2002
Current tax expense	$2	$2	$5	$4
Future income tax expense (recovery)	25	(8)	14	(18)

Income tax expense (recovery)	$27	$(6)	$19	$(14)

Note 3 – Countervailing and Antidumping Duties

        The US International Trade Commission (ITC) has imposed a 18.8% countervail duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. Nexfor's Quebec mills are subject to both the CVD and ADD, while the New Brunswick mills are only subject to ADD. In the nine month period ended September 27, 2003, the total paid for these duties for continuing operations is $3 (September 28, 2002 – $1). In addition, during the nine month period ended September 27, 2003, $4 (September 28, 2002 – nil) was paid for these duties in respect of discontinued operations.

        Nexfor and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Note 4 – Segmented Information

        During the second quarter, Nexfor reorganized its operations resulting in a change in Nexfor's operating segments. Nexfor has four reportable segments:

  i)
  panels, comprised principally of the OSB, MDF and particleboard operations;

  ii)
  lumber, comprised of the lumber and I-joist operations;

  iii)
  timber, comprised of woodland operations; and

  iv)
  paper, comprised of the paper and pulp operations.

        Nexfor operates principally in Canada, the United States and the United Kingdom.

        Earnings from continuing operations before interest, taxes and depreciation for each operating segment is equal to net sales less all attributable expenses except interest, depreciation and tax expenses.

	Panels	Lumber	Timber	Paper	Inter- segment	Consolidated Total
Three months ended Sept 27, 2003
Net sales	$298	$36	$20	$193	$(13)	$534
Less: Cost of sales	163	35	17	187	(13)	389
Selling, general and administrative	9	2	1	7	–	19

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge	126	(1)	2	(1)	–	126
Depreciation	(19)	(3)	–	(10)	–	(32)
Restructuring charge	–	–	–	(3)	–	(3)

Operating earnings	$107	$(4)	$2	$(14)	$–	$91

Capital investments	$6	$1	$2	$3		$12

Three months ended Sept 28, 2002
Net sales	$172	$34	$18	$148	$(10)	$362
Less: Cost of sales	139	32	15	131	(10)	307
Selling, general and administrative	6	1	2	7	–	16

Earnings from continuing operations before interest, taxes and depreciation	27	1	1	10	–	39
Depreciation	(19)	(2)	–	(10)	–	(31)

Operating earnings	$8	$(1)	$1	$–	$–	$8

Capital investments	$4	$–	$1	$4		$9

	Panels	Lumber	Timber	Paper	Inter- segment	Consolidated Total
Nine months ended Sept 27, 2003
Net sales	$704	$97	$49	$546	$(31)	$1,365
Less: Cost of sales	466	102	41	521	(31)	1,099
Selling, general and administrative	23	3	1	21	–	48

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge	215	(8)	7	4	–	218
Depreciation	(54)	(7)	(1)	(30)	–	(92)
Restructuring charge	–	–	–	(24)	–	(24)

Operating earnings	$161	$(15)	$6	$(50)	$–	$102

Assets
Segmented	$1,013	$101	$64	$663		$1,841
Assets of discontinued operations (note 9)						37
Non-segmented						76
Cash and short-term notes						84

Total assets						$2,038

Capital investments	$16	$2	$3	$9		$30

Nine months ended Sept 28, 2002
Net sales	$484	$109	$47	$438	$(25)	$1,053
Less: Cost of sales	394	96	39	395	(25)	899
Selling, general and administrative	19	2	2	22	–	45

Earnings from continuing operations before interest, taxes and depreciation	71	11 6	6	21	–	109
Depreciation	(50)	(7)	(1)	(30)	–	(88)

Operating earnings	$21	$4	$5	$(9)	$–	$21

Assets
Segmented	$1,013	$102	$60	$646		$1,821
Assets of discontinued operations (note 9)						37
Non-segmented						73
Cash and short-term notes						44

Total assets						$1,975

Capital investments	$8	$1	$2	$12		$23

Note 5 – Earnings per Common Share

        Earnings per common share are calculated as follows:

	Three Months Ended		Nine Months Ended
	Sep 27 2003	Sep 28 2002	Sep 27 2003	Sep 28 2002
Earnings from continuing operations available to common shareholders:
Earnings from continuing operations	$54	$4	$57	$12
Less: Preferred share dividends	(1)	–	(2)	(2)

	$53	$4	$55	$10

Earnings available to common shareholders:
Earnings	$54	$4	$55	$19
Less: Preferred share dividends	(1)	–	(2)	(2)

	$53	$4	$53	$17

Common shares (millions):
Weighted average number of common shares outstanding	146.3	142.4	145.0	141.7
Stock options	0.5	0.4	0.3	0.6

Diluted number of common shares	146.8	142.8	145.3	142.3

Earnings from continuing operations per common share:
Basic	$0.37	$0.02	$0.38	$0.06
Diluted	$0.37	$0.02	$0.38	$0.06
Earnings per common share:
Basic	$0.37	$0.02	$0.37	$0.11
Diluted	$0.37	$0.02	$0.37	$0.11

        Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares.

Note 6 – Long-term Debt

        During the third quarter, the Company renewed CAD $300 of its committed term bank lines for a three-year term bringing the total committed term bank lines to $281, of which $136 is utilized, with the balance available to support the Company's short-term liquidity requirements. In addition, the Company cancelled the $100 subordinated stand-by loan facility with a related company.

        During the second quarter, the Company realized a gain of $23 in respect of $375 of interest rate swaps. This gain is being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps which effectively convert a portion of the Company's interest expense from fixed to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues.

Note 7 – Investment

        The Company has agreed to manage the assets of, and to provide sales and marketing services to, Katahdin Paper Company LLC ("KPL"). KPL is a related party by virtue of being under common significant influence. During the quarter the Company earned $1 in management fees. The Company is negotiating a $10 convertible preferred share investment in KPL.

Note 8 – Restructuring Charge

        In the second quarter, the Company announced a productivity improvement plan at its paper operations in Edmundston, NB and Madawaska, Maine. The productivity plan will reduce the total combined workforce at Edmundston and Madawaska by approximately 20% from its level of 1,600. The workforce reduction will take effect over a twelve month period through a combination of voluntary retirements and layoffs, with most of the reduction occurring in 2003. The total cost of the productivity improvement plan is estimated to be $25. To date, $24 has been charged to earnings (third quarter – $3), consisting of severance, early retirement, consulting and training costs of $18 (third quarter – $2) and non-cash pension related charges of $6 (third quarter – $1). The remaining $1 is expected to be charged to earnings by the end of 2003. Of the total $24 charged to earnings, $7 has been paid to date (third quarter – $3).

Note 9 – Discontinued Operations

        On August 21, 2003, the Company entered an agreement to sell the assets of the lumber operations at La Sarre and Senneterre, Quebec. The agreement is subject to customary closing conditions and is expected to close in the fourth quarter of 2003. The proceeds are $37 (CAD$50) plus working capital. The gain on the sale of these operations is expected to be $19.

        Earnings from discontinued operations include the following:

	Three Months Ended		Nine Months Ended
	Sep 27 2003	Sep 28 2002	Sep 27 2003	Sep 28 2002
Net sales	$13	$12	$35	$44
Pre-tax earnings	–	1	(2)	11

NEXFOR INC.
SUPPLEMENTAL INFORMATION

(unaudited)

(In millions of US dollars, except per share information)

        During the third quarter, Nexfor entered an agreement to sell its lumber operations at La Sarre and Senneterre, Quebec. The agreement is subject to customary closing conditions and is expected to close in the fourth quarter of 2003. Accordingly, Nexfor reclassified the results of these operations to discontinued operations in accordance with the relevant standards for the presentation and disclosure of discontinued operations.

        The following schedules present certain historical information in the discontinued operations format. These schedules have been included for information purposes only.

	Three Months Ended
	Sep 27 2003	Jun 28 2003	Mar 29 2003	Dec 31 2002	Sep 28 2002	Jun 29 2002	Mar 30 2002
Earnings
Net Sales	$534	$439	$392	$373	$362	$366	$325

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge:
Panels	126	58	31	23	27	28	16
Lumber	(1)	(3)	(4)	(3)	1	8	2
Timber	2	1	4	4	1	1	4
Paper	(1)	3	2	3	10	4	7

	126	59	33	27	39	41	29
Restructuring charge	(3)	(21)	–	–	–	–	–
Interest and other income	–	2	1	2	1	2	1
Interest expense	(10)	(10)	(9)	(10)	(11)	(9)	(7)

Earnings from continuing operations before depreciation and taxes	113	30	25	19	29	34	23
Depreciation	(32)	(30)	(30)	(30)	(31)	(30)	(27)
Income Tax	(27)	2	6	6	6	3	5

Earnings from continuing operations	54	2	1	(5)	4	7	1
Earnings from discontinued operations	–	(2)	–	(1)	–	5	2

Earnings	$54	$–	$1	$(6)	$4	$12	$3

Earnings from continuing operations per common share
– Basic	$0.37	$0.01	$–	$(0.03)	$0.02	$0.04	$0.00
– Diluted	$0.37	$0.01	$–	$(0.03)	$0.02	$0.04	$0.00
Earnings per common share
– Basic	$0.37	$–	$–	$(0.03)	$0.02	$0.08	$0.01
– Diluted	$0.37	$–	$–	$(0.03)	$0.02	$0.08	$0.01

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NEXFOR REPORTS RECORD QUARTERLY EARNINGS
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
SHIPMENTS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTAL INFORMATION